UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F/A

AMENDMENT NO. 1 TO

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned company (the “Company”) previously notified the Securities and Exchange Commission on Form N-6F filed on September 26, 2014 that it intends to file a notification of election to be subject to Sections 55 through 65 of the Investment Company Act of 1940, as amended (the “1940 Act”) and in connection with such notice submitted the following information:

Name:	Credit Suisse Park View BDC, Inc.

Address of Principal Business Office:	One Madison Avenue New York, New York 10010

Telephone Number:	(212) 325-2000

Name and Address of Agent	Karen Regan
For Service of Process:	Vice President and Secretary
Credit Suisse Park View BDC, Inc.
One Madison Avenue New York, New York 10010

This Amendment No. 1 to the Company’s Form N-6F filed on September 26, 2014 is necessary because of delays in the commencement of the Company’s offering, which delays were unforeseen at the time of the original filing.

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this Amendment No. 1 to its Notice of Intent to Elect to Be Subject to Sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the City of New York and the State of New York on the 18th day of December, 2014.

Credit Suisse Park View BDC, Inc.

By:	/s/ John G. Popp
Name:	John G. Popp
Title:	Chief Executive Officer and President

Attest:	/s/ Bruce S. Rosenberg
Name:	Bruce S. Rosenberg
Title:	Chief Financial Officer